Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-            ) and related Prospectus of Westinghouse Air Brake Technologies Corporation for the offer to exchange up to $750,000,000 aggregate principal amount of 3.450% Senior Notes due 2026 to be registered under the Securities Act of 1933, as amended, for outstanding 3.450% Senior Notes due 2026 and to the incorporation by reference therein of our reports dated February 28, 2017, with respect to the consolidated financial statements and schedule of Westinghouse Airbrake Technologies Corporation (“Wabtec”), and the effectiveness of internal control over financial reporting of Wabtec, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

July 17, 2017